As filed with the Securities and Exchange Commission on November 5, 1999

Registration No. 333-
Registration No. 333- -01
Registration No. 333- -02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Petroleum Geo-Services ASA
PGS Trust II
PGS Trust III

(Exact name of each registrant as specified in its charter or trust agreement)

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Kingdom of Norway	**98-0152586**
Delaware	**76-6152932**
Delaware	**Applied For**

Strandveien 50E
P.O. Box 89
N-1325 Lysaker
Norway
011-47-67-52-66-00
(Address and telephone number of the principal executive offices of Petroleum Geo-Services ASA)

16010 Barker's Point Lane
Houston, Texas 77079
(281) 589-7935
(Address and telephone number of the principal executive offices of PGS Trust II and PGS Trust III)

J. Christopher Boswell
Petroleum Geo-Services ASA
16010 Barker's Point Lane
Houston, Texas 77079
(281) 589-7935
(Name, address and telephone number of agent for service for each registrant)

Copy to:
Joe S. Poff
Baker & Botts, L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

(Continued on next page)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1),(2),(3)	Amount of Registration Fee
Senior Debt Securities and Subordinated Debt Securities of Petroleum Geo-Services ASA		
Shares of Petroleum Geo-Services ASA, nominal value NOK 5 per share(4)		
Junior Subordinated Debt Securities of Petroleum Geo-Services ASA for issuance directly to PGS Trust II and PGS Trust III		
Preferred Securities of PGS Trust II and PGS Trust III		
Guarantees of Preferred Securities of PGS Trust II and PGS Trust III by Petroleum Geo-Services ASA		
TOTAL	$800,000,000	$222,400(5)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act and exclusive of accrued interest, distributions and dividends, if any. The aggregate initial offering price of all securities issued from time to time pursuant to this registration statement shall not exceed $800,000,000 or the equivalent thereof in foreign currencies, foreign currency units or composite currencies. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(2) There is also being registered hereunder such indeterminate number or amount of senior and subordinated debt securities, junior subordinated debt securities and shares of Petroleum Geo-Services ASA and preferred securities of PGS Trust II and PGS Trust III as may be issuable upon conversion, redemption, exchange or exercise of other securities registered hereunder, including any applicable antidilution provisions. Junior subordinated debt securities may be issued and sold to PGS Trust II and PGS Trust III, in which event such junior subordinated debt securities may later be distributed to the holders of preferred securities upon a dissolution of PGS Trust II and PGS Trust III and the distribution of their assets.

(3) Petroleum Geo-Services ASA is also registering under this registration statement all guarantees and other obligations that it may have with respect to preferred securities that may be issued by PGS Trust II and PGS Trust III. No separate consideration will be received for the guarantees or any other such obligations.

(4) American Depositary Shares evidenced by American Depositary Receipts issuable upon deposit of the shares registered hereby have been registered pursuant to a separate registration statement on Form F-6.

(5) Pursuant to Rule 429 under the Securities Act, the registrants hereby transfer an aggregate of $51,635 in filing fees paid in connection with $185,737,468.75 aggregate initial offering price of securities that were registered on the Registration Statement of Petroleum Geo-Services ASA and PGS Trust II on Form F-3 (Registration Nos. 333-10348 and 333-10348-02) but have not been sold. Accordingly, a filing fee in the amount of $170,765 is being paid in connection herewith.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The registration statement contains two forms of prospectuses to be used in connection with offerings of the following securities:

(1) Debt securities (consisting of senior debt securities and subordinated debt securities), shares and American Depositary Shares representing shares of Petroleum Geo-Services ASA.

(2) Preferred securities of PGS Trust II or PGS Trust III, junior subordinated debt securities (which may be convertible into shares) of Petroleum Geo-Services ASA and the guarantees by Petroleum Geo-Services ASA of preferred securities that may be issued by PGS Trust II or PGS Trust III.

Subject to Completion, Dated November 5, 1999

Prospectus

$800,000,000

Petroleum Geo-Services ASA

Senior Debt Securities
Subordinated Debt Securities
Shares
American Depositary Shares

Consider carefully the Risk Factors beginning on page 4.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.

The Offering

We may offer from time to time

- Senior debt securities
- Subordinated debt securities
- Shares
- American Depositary Shares each representing one of our shares

Our American Depositary Shares are listed on the New York Stock Exchange under the symbol "PGO." Our shares are listed on the Oslo Stock Exchange under the symbol "PGS."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

Table of Contents

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

About This Prospectus

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which PGS Trust II and PGS Trust III, two of our subsidiaries, may offer from time to time preferred securities guaranteed by us and we may offer our related junior subordinated debt securities. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $800,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, shares and American Depositary Shares we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

About Petroleum Geo-Services ASA

We are a technologically focused oilfield service company. Our business includes:

- acquiring, processing, managing and marketing marine seismic data. Oil and gas companies use the data to explore for new oil and gas reserves, to develop existing oil and gas reservoirs and to manage producing oil and gas fields.
- providing floating production, storage and offloading, or FPSO, units that permit oil and gas companies to produce oil and gas from offshore fields, to process the oil and gas, to store the oil and to offload the oil and gas for transport to refineries, distribution companies and end-users. We also provide various services related to these operations.
- providing geophysical and other services that help oil and gas companies:
  - better manage their production
  - store, organize and retrieve geophysical data
  - monitor producing oil and gas reservoirs to increase ultimate recoveries
  - acquire seismic data onshore and in coastal areas

Our principal executive offices are located at Strandveien 50E, P.O. Box 89, N-1325, Lysaker, Norway, and the telephone number at that address is 011-47-67-52-66-00. Our registration number with the Norwegian Company Registry is 916235291.

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones relating to our securities or facing our company. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations and your investment in our securities could be materially adversely affected. In such case, the trading price of our securities could decline and you may lose all or part of your investment.

Risk Factors Relating to Our Business

Our business could be adversely affected if low oil and gas prices decrease demand for our services.

Our business and operations depend upon exploration, development and production spending by oil and gas companies. Low oil and gas prices, and concerns about possible low oil and gas prices in the future, may reduce the level of that spending. As overall conditions in the oil and gas industry deteriorate, demand for our services and products may decrease and our business may be adversely affected.

We invest significant amounts of money in acquiring and processing seismic data for our data library without knowing how much of the data we will be able to sell or at what price we will be able to sell the data.

We invest significant amounts in acquiring and processing seismic data that we own, which we call multi-client data. By making such investments, we assume the risk that

- we may not fully recover the costs of the data through future sales
- the value of our investment in multi-client data in the Gulf of Mexico or other areas of the world could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in those areas

The amounts we amortize from our data library each period may fluctuate significantly, and these fluctuations can have a significant effect on our reported results of operations.

How we account for our data library could have a significant effect on our reported results of operations. We amortize the cost of our multi-client data library based in part on our estimates of future sales of data. These estimates are inherently imprecise and may vary from period to period depending upon market developments and our expectations. Substantial changes in amortization rates can have a significant effect on our reported results of operations.

Unpredictable changes in governmental regulations could increase our operating costs and reduce demand for our services.

Our operations are affected by a variety of laws and regulations, including laws and regulations relating to:

- permitting or licensing requirements for marine seismic activities and for oil and gas exploration, development and production activities
- the protection of the environment
- exports and imports
- safety

We and our clients are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and our business change from time to time, we cannot predict the future costs of complying with these laws, and our expenditures could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or

production activities by oil and gas companies or imposing more stringent restrictions on seismic or hydrocarbon production-related operations could adversely affect us by reducing the demand for our services.

Our results of operations could suffer as a result of risks arising from our floating production, storage and offloading contracts.

Our floating production, storage and offloading contracts involve various risks, including risks of:

- failure to timely commence production from floating production, storage and offloading systems
- termination under the related contract for breaches
- redeployment of vessels following expiration of long-term contracts
- not producing expected amounts of oil and gas under contracts where we are paid for oil and gas produced. Actual production will likely vary from estimates, and the variances may be material.

As we expand our international operations, we increase our exposure to risks inherent in doing business abroad.

A significant portion of our revenues is derived from operations outside the United States and is subject in varying degrees to risks inherent in doing business abroad. As we expand the scope and extent of our operations outside of the North Sea and the Gulf of Mexico, these risks may become more prevalent. These risks include:

- the possibility of unfavorable changes in tax or other laws
- partial or total expropriation
- currency exchange rate fluctuations, devaluations and restrictions on currency repatriation
- the disruption of operations from labor and political disturbances
- insurrection or war
- the disruption or delay of licensing or leasing activities
- the requirements of partial local ownership of operations

We might make substantial capital investments in non-seismic applications for the Ramform vessel design that are new and untested. If we do, our financial condition could be adversely affected if we are unsuccessful in these new areas.

We own proprietary rights to use the Ramform vessel design for floating production of hydrocarbons, well intervention/directional drilling and cable laying. Over the next few years, we intend to pursue opportunities to use this vessel design in connection with these non-seismic applications. These applications may require substantial capital investments on our part, and we have very limited experience operating these vessels in non-seismic applications. We may not be successful in these new areas of business.

We are subject both to hazards customary for marine operations and to those more specific to our seismic and floating production, storage and offloading operations.

Substantially all of our operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision and damage from severe weather conditions. Our floating production, storage and offloading operations are subject to additional hazards such as fire, explosions and environmental contamination from spillage. Any of these risks could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, our operations, particularly our seismic and floating production, storage and offloading operations, involve risks of a technical, operational, commercial and political nature.

Because we do not have insurance to cover some operating risks, our results of operations could be adversely affected if one of those risks occurred.

We cannot always obtain insurance for our operating risks. Although we carry insurance against the destruction of or damage to our seismic and floating production, storage and offloading vessels and equipment in amounts that we consider adequate, such insurance may not always be available at acceptable rates in the future for all risks and all geographic areas.

Our business could be adversely affected by our year 2000 risks.

We use computer systems, specialized software, embedded processors and related technologies for revenue-generating activities. Like most other companies, we are striving to ensure that these computer-related systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail.

We have completed our year 2000 assessment, but we have not completed our remediation efforts for some of our computer systems or our development of contingency plans. Accordingly, we cannot assure you that all our systems and applications will continue without interruption due to the year 2000 problem. If some of our systems and applications do not comply in a timely manner and if we are unable to develop adequate contingency plans for our various business units, the year 2000 issue could have a material adverse effect on our operations.

If we cannot keep our vessels and other equipment utilized, our operating results will be adversely impacted.

Our businesses are capital intensive and generally require significant investments in vessels and processing, seismic and other equipment. As a result, we incur relatively high fixed costs in our operations. If we cannot keep our vessels and other equipment utilized, our operating results will be adversely impacted.

Because we generate revenues and incur expenses in various currencies, exchange rate fluctuations and devaluations could have a material impact on our results of operations.

Currency exchange rate fluctuations and currency devaluations could have a material impact on our results of operations from time to time. Although we undertake hedging activities in an attempt to reduce the risks of currency fluctuations, these activities do not provide complete protection from losses.

Our debt agreements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities.

Our debt agreements contain restrictions and requirements relating to, among other things:

- the issuance of additional indebtedness
- the maintenance of financial ratios
- the encumbrance of assets
- the sale of assets
- the payment of dividends
- mergers

These restrictions and requirements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities that we believe would have a positive effect on our business.

Because we are a foreign company and many of our directors and executive officers are not residents of the United States, you may have difficulty suing us and obtaining or enforcing judgments against us.

We are incorporated in the Kingdom of Norway, and many of our current directors and executive officers do not reside in the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States. As a result, you may have difficulty:

- suing us or our directors and executive officers in the United States
- obtaining a judgment in Norway in an original action based solely on United States federal securities laws
- enforcing in Norway judgments obtained in the United States courts that are based upon the civil liability provisions of the United States federal securities laws

Risk Factor Relating to Our Shares and American Depositary Shares

Market prices of our shares and American Depositary Shares could change significantly.

The market prices of our shares and American Depositary Shares may change significantly in response to various factors and events, including the following:

- the risk factors described in this prospectus, including changes in oil and gas prices
- any shortfall in operating revenues or net income from that expected by securities analysts
- changes in securities analysts' estimates of our financial performance, the financial performance of our competitors or the financial performance of companies in the oil service industry generally
- changes in market expectations with respect to the amounts of exploration, development and production spending by oil and gas companies
- general conditions in the oil and gas, or oil service, industries
- general conditions in the securities markets

Most of these factors are beyond our control.

Risk Factors Relating to Our Debt Securities

We are a holding company and depend on our subsidiaries for funds.

We are organized as a holding company that owns subsidiary companies. Our subsidiary companies conduct substantially all of our business. Our holding company structure results in two principal risks:

- our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on any debt securities we offer under this prospectus
- in any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of any debt securities we offer under this prospectus will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries

The indentures do not significantly limit our ability to issue more debt.

The indentures relating to the debt securities we offer under this prospectus do not limit or restrict the amount of other indebtedness or securities that may be issued by us or our subsidiaries.

Forward-Looking Information

Some of the statements contained in this prospectus under the caption "Risk Factors," and some of the statements included in the documents that we have incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

- address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future
- are based on assumptions and analyses that we have made and that we believe are reasonable under the circumstances when made
- are based on many risks, uncertainties and other factors, most of which are beyond our control

Any one of these factors, or a combination of these factors, could materially affect our future results of operations and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so. Please read "Risk Factors."

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

- repayments or refinancings of debt
- working capital
- capital expenditures
- investments in our multi-client data library
- acquisitions
- repurchases or redemptions of our debt securities

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 1999	Years Ended December 31,				
		1998	1997	1996	1995	1994
Ratio of earnings to fixed charges	—	1.73x	2.26x	2.09x	2.18x	3.29x

For purposes of calculating the ratio of earnings to fixed charges, "earnings" means income before extraordinary losses, plus income taxes and fixed charges. Fixed charges include interest on indebtedness, amortization of deferred financing costs and that portion of lease expense (one-third) that is deemed to be representative of an interest factor. The ratio includes amounts from PGS, all of our majority-owned subsidiaries and our proportionate share of pretax losses of any equity investees for which we have guaranteed the debt. For the nine months ended September 30, 1999, our earnings were inadequate to cover fixed charges by $43.6 million. Earnings for the nine months ended September 30, 1999 include $89.9 million of unusual items, including employee termination costs, lease termination/revision costs, derigging costs and equipment impairments directly related to restructured operations as well as asset impairments related to current market conditions. If these unusual items were excluded, the ratio of earnings to fixed charges would have been 1.34x.

We have included in earnings for 1994 a nonrecurring gain of $14.2 million before income taxes related to the sale of our Geoteam subsidiary. If that gain had not been included, the ratio of earnings to fixed charges for 1994 would have been 2.71x.

Description of Debt Securities

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture dated as of April 1, 1998 between us and Chase Bank of Texas, National Association, as trustee. We will issue subordinated debt securities under an indenture between us and Chase Bank of Texas, National Association, as trustee, that we will enter into before we issue any of these securities. The indenture for the senior debt securities and the indenture for the subordinated debt securities will be substantially identical, except for the provisions relating to subordination and covenants. Please read "— Provisions Applicable Solely to Senior Debt Securities" and "— Provisions Applicable Solely to Subordinated Debt Securities."

We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the applicable indenture, which we have filed with the SEC. Please read "Where You Can Find More Information."

In this summary description of the debt securities, all references to us mean Petroleum Geo-Services ASA only, unless we state otherwise or the context clearly indicates otherwise.

Provisions Applicable to Both Senior and Subordinated Debt Securities

Terms. Neither the senior indenture nor the subordinated indenture will limit the amount of debt that we may issue under that indenture. We may issue debt securities under the indentures from time to time in one or more series, each in an amount we authorize prior to issuance.

Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not limit or restrict:

- the amount of other indebtedness or securities that we or our subsidiaries may incur or issue
- transactions between us and our affiliates
- the payment of dividends and other distributions by us to our shareholders
- our making investments and capital expenditures, including investments in our multi-client library

- the transfer of assets by us to our subsidiaries
- the sale of assets, unless that sale is for all or substantially all our assets
- the repurchase or redemption of our debt or equity securities

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

- whether the debt securities will be senior or subordinated debt securities
- the title of the debt securities
- the total principal amount of the debt securities
- whether we will issue the debt securities in the form of one or more global securities and whether we will issue any global securities in temporary or permanent global form
- the date or dates on which the principal of and any premium on the debt securities will be payable
- any interest rate, whether fixed or variable, the date from which interest will accrue, interest payment dates and record dates for interest payments
- whether and under what circumstances we will pay any additional amounts with respect to the debt securities
- the place or places where payments on the debt securities will be payable
- any provisions for redemption or early repayment
- any provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity
- the denominations in which we will issue the debt securities
- whether payments on the debt securities will be payable in foreign currency or currency units (including composite currencies) or another form and whether payments will be payable by reference to any index or formula
- the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount
- any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations
- any changes or additions to the events of default or covenants described in this prospectus
- any restrictions or other provisions relating to the transfer or exchange of the debt securities
- whether payments on the debt securities will be made without deduction for taxes, assessments or governmental charges
- any terms for the conversion or exchange of the debt securities for other securities issued by us or any other entity

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax and Norwegian tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus

supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale of Assets. We have agreed that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

- we are the continuing corporation, or
- if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction, the Kingdom of Norway or any member state of the European Union and assumes all our obligations under the indentures and the debt securities, and
- in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

Events of Default. Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

- our failure to pay interest or any additional amounts on that series of debt securities for 30 days
- our failure to pay principal of or any premium on that series of debt securities when due
- our failure to deposit any mandatory sinking fund payment for 30 days
- our failure to comply with any of our covenants or agreements in that series of debt securities or the indenture for that series (other than an agreement, covenant or provision that we have included in the applicable indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by that failure
- bankruptcy, insolvency or reorganization events

Depending on the terms of our other indebtedness, an event of default under an indenture may give rise to cross defaults on that other indebtedness. If a default or an event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of those debt securities within 90 days after it occurs. The trustee may withhold notice of any default or event of default (except in any payment on the debt securities) if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default may in some cases rescind the accelerated payment requirement.

A holder of a debt security of any series may pursue any remedy under the applicable indenture only if:

- the holder gives the applicable trustee written notice of a continuing event of default for that series
- the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the applicable trustee to pursue the remedy
- the holder or holders offer to the trustee indemnity reasonably satisfactory to it
- the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity and

- during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of

- conducting any proceeding for any remedy available to the applicable trustee
- exercising any trust or power conferred on the applicable trustee relating to or arising under an event of default

Each indenture requires us to file annually with the applicable trustee a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver. We may amend or supplement each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

- reduce the rate of or change the time for payment of interest on any debt security
- reduce the principal of, premium on or any mandatory sinking fund payment for any debt security
- change the stated maturity of any debt security
- reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity of that debt security
- reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed
- change any obligation to pay additional amounts on any debt security
- make payments on any debt security payable in any currency or currency unit other than as originally stated in that debt security
- impair the holder's right to institute suit for the enforcement of any payment on any debt security
- make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the applicable indenture or to make any change in this provision for modification
- waive a continuing default or event of default regarding any payment on any debt security
- with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security

We may amend or supplement each indenture without the consent of any holders of debt securities:

- to cure any ambiguity, omission, defect or inconsistency
- to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer
- to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities
- to provide any security for any series of debt securities

- to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939
- to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture
- to add events of default with respect to any debt securities
- to make any change that does not adversely affect any outstanding debt securities of any series in any material respect
- to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect
- to provide for the acceptance of a successor or another trustee

The holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with any provision of the indenture with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Original Issue Discount and Foreign Currency Denominated Debt Securities. In determining whether the holders of the required principal amount of debt securities have concurred in any direction, amendment, supplement, waiver or consent:

- the principal amount of an original issue discount security will be the principal amount that would be due and payable upon acceleration of the maturity of that debt security and
- the principal amount of a debt security denominated in a foreign currency will be the U.S. dollar equivalent of the principal amount of that debt security

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture.

If we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

- we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance") or
- we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, the related events of default will no longer apply to us but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive ("covenant defeasance")

If we elect legal defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations:

- to register the transfer or exchange of debt securities
- to replace stolen, lost or mutilated debt securities and
- to maintain paying agencies and hold moneys for payment in trust

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the

holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes.

In addition, unless we inform you otherwise in the prospectus supplement, each indenture will cease to be of further effect with respect to debt securities of a series, subject to exceptions relating to compensation and indemnity of the applicable trustee and repayment to us of excess money or securities, when:

- either
  - (a) all outstanding debt securities of that series have been delivered to that trustee for cancellation or
  - (b) all outstanding debt securities of that series not delivered to the trustee for cancellation either:
    - have become due and payable
    - will become due and payable at their stated maturity within one year or
    - are to be called for redemption within one year and

    we have deposited with the trustee funds or government securities in trust sufficient to pay and discharge the entire indebtedness on the debt securities of that series when due
- we have paid all other sums payable by us with respect to those debt securities and
- we have delivered to the trustee other documents required by the indenture, including an officers' certificate and an opinion of counsel

Governing Law. New York law will govern the indentures and the debt securities.

The Trustee. Chase Bank of Texas, National Association, is the trustee under each indenture. Its address is 600 Travis, Suite 1150, Houston, Texas 77002. We have initially appointed the trustee as the registrar and paying agent under each indenture.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Each indenture limits the right of the trustee, if the trustee becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless that default has been cured, waived or otherwise eliminated within the 90-day period.

The trustee serves as the trustee relating to approximately $1.5 billion of our senior unsecured notes as of September 30, 1999 and receives customary fees for its services. An affiliate of the trustee served as an underwriter or initial purchaser in the offerings of some of those notes. Another affiliate of the trustee is the agent for and a lender under our $430 million revolving credit facility. The trustee serves as the trustee under our junior subordinated indenture and as the property trustee under the declaration of trust and the guarantee trustee under our preferred securities guarantee in connection with the issuance by PGS Trust I of $144 million liquidation amount of its trust preferred securities. An affiliate of the trustee serves as Delaware trustee for PGS Trust I.

We expect that the trustee will act as property trustee under the declaration of trust and as guarantee trustee under our preferred securities guarantee in connection with any offering by PGS Trust II or PGS Trust III of its trust preferred securities and by us of our related junior subordinated debt securities.

Another affiliate of the trustee may serve as Delaware trustee for these trusts. Please read "About This Prospectus."

Form, Exchange, Registration and Transfer. We will issue the debt securities in registered form. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We will appoint the trustee under each indenture as registrar for our debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for any series of debt securities.

In the case of any redemption or repurchase, we will not be required to register the transfer or exchange of any debt security either:

- if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part or

- during a period beginning 15 business days before the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing

Payment and Paying Agents. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under each indenture will be designated as our paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

Book-Entry Debt Securities. We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Senior Debt Securities

Ranking. The senior debt securities will rank equally with all our unsecured and unsubordinated debt and senior to any subordinated indebtedness, including any subordinated debt securities.

Restrictive Covenants. We will describe any restrictive covenants relating to the senior debt securities in a prospectus supplement.

Provisions Applicable Solely to Subordinated Debt Securities

Ranking. The subordinated debt securities will rank junior to all our senior debt and may rank equally with or senior to other subordinated debt that may be outstanding from time to time.

Subordination. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

- we fail to pay the principal, interest, premium or any other amounts on any senior debt when due
- we default in performing any other covenant (a "covenant default") in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold

Unless we inform you otherwise in the prospectus supplement, a covenant default will only prevent us from making payments on the subordinated debt securities for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination will not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, "senior debt" will mean all debt of PGS, unless the debt states that it is not senior to the subordinated debt securities or our other junior debt. The term "debt" means:

- indebtedness for borrowed money
- obligations evidenced by bonds, debentures, notes or similar instruments
- undrawn obligations relating to letters of credit or similar instruments, other than standby letters of credit and bid or performance bonds issued in the ordinary course of business
- reimbursement obligations relating to drawn letters of credit and similar instruments described in the preceding item if the drawing is reimbursed within 30 business days following demand for reimbursement
- obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business
- capitalized lease obligations
- indebtedness of a third party secured by a lien on any asset of that person and
- indebtedness of others guaranteed by that person to the extent of the guarantee

Limitations Affecting Security Holders

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. As a result, a non-Norwegian resident may receive payments on the securities, including any principal, premium and interest payments on debt securities and dividends payments on equity securities, without a Norwegian exchange control consent, but such payment must be made through a licensed bank.

Plan of Distribution

We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

- the terms of the offering
- the names of any underwriters or agents
- the name or names of any managing underwriter or underwriters
- the purchase price of the securities from us
- the net proceeds to us from the sale of the securities
- any delayed delivery arrangements
- any underwriting discounts, commissions and other items constituting underwriters' compensation
- any initial public offering price
- any discounts or concessions allowed or reallowed or paid to dealers
- any commissions paid to agents

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

Baker & Botts, L.L.P., our special United States counsel, Wikborg, Rein & Co., our Norwegian legal advisors, and Knut Haavardsen, our general counsel, will issue opinions about the legality of the offered securities for us. Baker & Botts, L.L.P. will rely upon Wikborg, Rein & Co. or Knut Haavardsen with respect to all matters of Norwegian law. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Experts

Our consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements for the year ended December 31, 1996, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers DA, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the floating production, storage and offloading operations of Awilco ASA as of September 30, 1997 and December 31, 1996 and for the nine months and the year then ended, respectively, incorporated in this prospectus by reference to our Report on Form 6-K dated November 14, 1997, as amended by our Report on Form 6-K/A dated November 18, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Enforceability of Civil Liabilities

We are a joint stock company established under the laws of the Kingdom of Norway. Many of our directors and executive officers and experts named in this prospectus do not reside in the United States or are organized under foreign laws and located outside the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States, and you may have difficulty effecting service of process or suing, or enforcing outside of the United States judgments against, these persons or PGS in the United States in any actions, including actions based on the civil liability provisions of the federal securities laws of the United States. The United States and the Kingdom of Norway do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We have been advised by our Norwegian counsel, Wikborg, Rein & Co., that there is substantial doubt whether liabilities based solely on the United States federal securities laws may be enforced in original actions in Norwegian courts and whether judgments of United States courts based on the civil liability provisions of the United States federal securities laws may be enforced in Norwegian courts.

Where You Can Find More Information

We provide Citibank, N.A., as depositary under the deposit agreement among us, the depositary and all holders from time to time of American Depositary Receipts representing our American Depositary Shares, with annual reports in the English language. These reports include:

- a description of our business operations and
- our annual audited consolidated financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles

We also furnish the depositary in English:

- our quarterly reports to shareholders and
- all other materials we distribute to our Norwegian shareholders

Our quarterly reports include our unaudited interim consolidated condensed financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles.

After the depositary receives these items, it promptly mails them to all record holders of the American Depositary Receipts registered on its books. The depositary will make, to the extent permitted by law, these items available for inspection by registered holders of American Depositary Receipts at its principal office, currently located at 111 Wall Street, 5th Floor, New York, New York 10043. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

We file reports, including annual reports on Form 20-F and reports on Form 6-K, and other information with the SEC under the rules and regulations of the SEC that apply to foreign private issuers. You can read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain information

about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at our Internet web site *(http://www.pgs.com)*.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

Information We Incorporate by Reference

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings on Form 20-F we make with the SEC under the Securities Exchange Act of 1934 until the offering made by this prospectus terminates. In addition, we may incorporate by reference future filings on Form 6-K by identifying in such forms that they are being incorporated into this prospectus. The documents we incorporate by reference are:

- our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended by our Annual Report on Form 20-F/A dated November 5, 1999
- the description of our share capital contained in our Registration Statement on Form 8-A dated April 14, 1997, as amended by our Report on Form 6-K dated September 28, 1999, as we may update that description from time to time
- our Reports on Form 6-K dated November 14, 1997 (as amended by a Report on Form 6-K/A dated November 18, 1997), March 25, 1998, April 30, 1999 (as amended by Reports on Form 6-K/A dated May 10, 1999 and July 21, 1999), June 4, 1999, July 21, 1999 and October 22, 1999

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Petroleum Geo-Services ASA
16010 Barker's Point Lane
Houston, Texas 77079
Attention: J. Christopher Boswell
Telephone number: (281) 589-7935

Subject to Completion, Dated November 5, 1999

Prospectus

$800,000,000

Petroleum Geo-Services ASA

Junior Subordinated Debt Securities

PGS Trust II
PGS Trust III

Trust Preferred Securities fully and unconditionally guaranteed, as described herein, by

Petroleum Geo-Services ASA

Consider carefully the Risk Factors beginning on page 6.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.

The Offering

Trust Preferred Securities

The trusts may offer from time to time preferred securities representing undivided beneficial interests in the assets of the issuing trust. The trusts will use the proceeds from the sale of their preferred securities to purchase PGS' junior subordinated debt securities.

Junior Subordinated Debt Securities

PGS may offer from time to time its junior subordinated debt securities to the trusts. These debt securities will be unsecured and subordinate and junior in right of payment to PGS' senior debt. These debt securities may be distributed to holders of the trust preferred securities if and when a trust is dissolved. The junior subordinated debt securities may be convertible into PGS' shares.

Guarantee

PGS will guarantee on a subordinated basis the trusts' payment obligations on the preferred securities as described in this prospectus and the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

Table of Contents

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

About This Prospectus

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which PGS may offer from time to time its senior debt securities, subordinated debt securities, shares and American Depositary Shares representing shares. Under the shelf process, we may offer any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $800,000,000. This prospectus provides you with a general description of the preferred securities, the junior subordinated debt securities and PGS' guarantee. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

We have not included separate financial statements of the trusts in this prospectus. We do not consider that such financial statements are material to holders of the preferred securities because:

- each trust is a newly created special purpose entity
- neither trust has any operating history or independent operations
- neither trust is engaged in, nor will it engage in, any activity other than issuing preferred and common securities, investing in and holding PGS' junior subordinated debt securities and engaging in related activities

Furthermore, PGS' obligations under the junior subordinated debt securities, the associated indenture, the declarations of trust and the guarantees provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. In addition, we do not expect that the trusts will file reports with the SEC under the Securities Exchange Act of 1934.

Summary Information — Q&A

This summary provides a brief overview of the key aspects of PGS, the trusts, the junior subordinated debt securities and the preferred securities. The term "trust" refers to the PGS Trust for the specific transaction. This summary does not contain all information that is important to you. We encourage you to read carefully this prospectus and the prospectus supplement to understand fully the terms of the preferred securities that are important to you in making a decision about whether to invest.

What are the preferred securities?

Each preferred security represents an undivided beneficial interest in the assets of a trust. Each preferred security will entitle the holder to receive cash distributions as described in this prospectus and the prospectus supplement.

Who are the trusts?

Each of PGS Trust II and PGS Trust III is a Delaware business trust. The principal office of each trust is 16010 Barker's Point Lane, Houston, Texas 77079, and the telephone number is (281) 589-7935.

PGS or one of its subsidiaries will own all common securities of each trust. Each trust will use the proceeds from the sale of the preferred securities and the common securities to purchase a series of PGS' junior subordinated debt securities with the same financial terms as the preferred and common securities. The trusts exist only to issue the preferred and common securities, invest in and hold PGS' junior subordinated debt securities and engage in related activities.

There are five trustees of each trust. Three of them, referred to as regular trustees, are officers or employees of PGS or one of its subsidiaries. Chase Bank of Texas, National Association, will act as the property trustee of each trust, and Chase Manhattan Bank Delaware will act as the Delaware trustee.

We will provide in the prospectus supplement additional information about the issuing trust.

Who is Petroleum Geo-Services ASA?

PGS is a technologically focused oilfield service company. Its business includes:

- acquiring, processing, managing and marketing marine seismic data. Oil and gas companies use the data to explore for new oil and gas reserves, to develop existing oil and gas reservoirs and to manage producing oil and gas fields.
- providing floating production, storage and offloading, or FPSO, units that permit oil and gas companies to produce oil and gas from offshore fields, to process the oil and gas, to store the oil and to offload the oil and gas for transport to refineries, distribution companies and end-users. PGS also provides various services related to these operations.
- providing geophysical and other services that help oil and gas companies:
  - better manage their production
  - store, organize and retrieve geophysical data
  - monitor producing oil and gas reservoirs to increase ultimate recoveries
  - acquire seismic data onshore and in coastal areas

PGS' principal executive offices are located at Strandveien 50E, P.O. Box 89, N-1325, Lysaker, Norway, and the telephone number at that address is 011-47-67-52-66-00. PGS' registration number with the Norwegian Company Registry is 916235291.

When will you receive distributions on the preferred securities?

The only source of cash to make payments on the preferred securities issuable by each trust will be payments on the junior subordinated debt securities it purchases from PGS.

If you purchase preferred securities of a trust, you are entitled to receive cash distributions at the rate specified in the prospectus supplement. Unless we inform you otherwise in the prospectus supplement, distributions will accumulate from the date the trust issues the preferred securities and will be paid in arrears on the dates we specify in the prospectus supplement. We may, however, defer distributions as described below.

When will payment of your distributions be deferred?

If PGS defers interest payments on the junior subordinated debt securities held by a trust, the trust will defer distributions on the related preferred securities. We will describe in the prospectus supplement any

rights to defer distributions on the preferred securities by extending the interest payment period on the junior subordinated debt securities.

During any deferral period, except as described on page 16, PGS will not be permitted to:

- declare or pay a dividend on its share capital
- redeem, purchase, acquire or make a distribution or liquidation payment on any of its share capital
- make a payment on or repay, repurchase or redeem any debt that ranks equally with or junior to the junior subordinated debt securities or
- make a guarantee payment on any guarantee by PGS of the debt of any of its subsidiaries if that guarantee ranks equally with or junior to the junior subordinated debt securities

What is PGS' guarantee of the preferred securities?

Under each preferred securities guarantee, PGS will irrevocably and unconditionally guarantee on a subordinated basis that if it makes a payment on the junior subordinated debt securities to the relevant trust but, for any reason, the trust does not make the corresponding distribution or redemption payment to the holders of the related preferred securities, then PGS will make the payments directly to the holders of the preferred securities.

PGS' obligations under each preferred securities guarantee are subordinated as described on page 17.

The following obligations of PGS taken together will provide a full and unconditional guarantee on a subordinated basis of payments due on the preferred securities:

- its obligations to make payments on the junior subordinated debt securities
- its obligations under the preferred securities guarantee and
- its obligations under the amended and restated declaration of trust of the trust, which establishes the terms of the trust

When could the junior subordinated debt securities be distributed to you?

Unless we inform you otherwise in the prospectus supplement, the holder of the common securities of a trust has the right to dissolve the trust at any time. If the trust is dissolved, after satisfaction of the trust's creditors, the trust may distribute junior subordinated debt securities on a proportionate basis to the holders of preferred and common securities.

Will the preferred securities be listed on a stock exchange?

If specified in the prospectus supplement, we will apply to list the preferred securities on the New York Stock Exchange.

Will holders of the preferred securities have any voting rights?

Generally, the holders of the preferred securities will not have any voting rights.

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones relating to these securities or facing PGS. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impair PGS' business operations.

If any of the following risks actually occur, PGS' business, financial condition or results of operations and your investment in these securities could be materially adversely affected. In such case, the trading price of these securities could decline and you may lose all or part of your investment.

Risk Factors Relating to PGS' Business

PGS' business could be adversely affected if low oil and gas prices decrease demand for its services.

PGS' business and operations depend upon exploration, development and production spending by oil and gas companies. Low oil and gas prices, and concerns about possible low oil and gas prices in the future, may reduce the level of that spending. As overall conditions in the oil and gas industry deteriorate, demand for PGS' services and products may decrease and its business may be adversely affected.

PGS invests significant amounts of money in acquiring and processing seismic data for its data library without knowing how much of the data PGS will be able to sell or at what price it will be able to sell the data.

PGS invests significant amounts in acquiring and processing seismic data that it owns, which it calls multi-client data. By making such investments, PGS assumes the risk that:

- it may not fully recover the costs of the data through future sales
- the value of PGS' investment in multi-client data in the Gulf of Mexico or other areas of the world could be significantly adversely affected if any material adverse change occurred in the general prospects for oil and gas exploration, development and production activities in those areas

The amounts PGS amortizes from its data library each period may fluctuate significantly, and these fluctuations can have a significant effect on its reported results of operations.

How PGS accounts for its data library could have a significant effect on its reported results of operations. PGS amortizes the cost of its multi-client data library based in part on its estimates of future sales of data. These estimates are inherently imprecise and may vary from period to period depending upon market developments and PGS' expectations. Substantial changes in amortization rates can have a significant effect on PGS' reported results of operations.

Unpredictable changes in governmental regulations could increase PGS' operating costs and reduce demand for its services.

PGS' operations are affected by a variety of laws and regulations, including laws and regulations relating to:

- permitting or licensing requirements for marine seismic activities and for oil and gas exploration, development and production activities
- the protection of the environment
- exports and imports
- safety

PGS and its clients are required to invest financial and managerial resources to comply with these laws and regulations. Because these laws and PGS' business change from time to time, PGS cannot predict the future costs of complying with these laws, and PGS' expenditures could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting

exploration or production activities by oil and gas companies or imposing more stringent restrictions on seismic or hydrocarbon production-related operations could adversely affect PGS by reducing the demand for its services.

PGS' results of operations could suffer as a result of risks arising from its floating production, storage and offloading contracts.

PGS' floating production, storage and offloading contracts involve various risks, including risks of:

- failure to timely commence production from floating production, storage and offloading systems
- termination under the related contract for breaches
- redeployment of vessels following expiration of long-term contracts
- not producing expected amounts of oil and gas under contracts where PGS is paid for oil and gas produced. Actual production will likely vary from estimates, and the variances may be material.

As PGS expands its international operations, it increases its exposure to risks inherent in doing business abroad.

A significant portion of PGS' revenues is derived from operations outside the United States and is subject in varying degrees to risks inherent in doing business abroad. As PGS expands the scope and extent of its operations outside of the North Sea and the Gulf of Mexico, these risks may become more prevalent. These risks include:

- the possibility of unfavorable changes in tax or other laws
- partial or total expropriation
- currency exchange rate fluctuations, devaluations and restrictions on currency repatriation
- the disruption of operations from labor and political disturbances
- insurrection or war
- the disruption or delay of licensing or leasing activities
- the requirements of partial local ownership of operations

PGS might make substantial capital investments in non-seismic applications for the Ramform vessel design that are new and untested. If it does, its financial condition could be adversely affected if it is unsuccessful in these new areas.

PGS owns proprietary rights to use the Ramform vessel design for floating production of hydrocarbons, well intervention/directional drilling and cable laying. Over the next few years, PGS intends to pursue opportunities to use this vessel design in connection with these non-seismic applications. These applications may require substantial capital investments on its part, and PGS has very limited experience operating these vessels in non-seismic applications. PGS may not be successful in these new areas of business.

PGS is subject both to hazards customary for marine operations and to those more specific to its seismic and floating production, storage and offloading operations.

Substantially all of PGS' operations are subject to perils that are customary for marine operations, including capsizing, grounding, collision and damage from severe weather conditions. PGS' floating production, storage and offloading operations are subject to additional hazards such as fire, explosions and environmental contamination from spillage. Any of these risks could result in damage to or destruction of vessels or equipment, personal injury and property damage, suspension of operations or environmental damage. In addition, PGS' operations, particularly its seismic and floating production, storage and offloading operations, involve risks of a technical, operational, commercial and political nature.

Because PGS does not have insurance to cover some operating risks, its results of operations could be adversely affected if one of those risks occurred.

PGS cannot always obtain insurance for its operating risks. Although PGS carries insurance against the destruction of or damage to its seismic and floating production, storage and offloading vessels and equipment in amounts that it considers adequate, PGS cannot assure that such insurance will always be available at acceptable rates in the future for all risks and all geographic areas.

PGS' business could be adversely affected by its year 2000 risks.

PGS uses computer systems, specialized software, embedded processors and related technologies for revenue-generating activities. Like most other companies, PGS is striving to ensure that these computer-related systems are able to recognize and process date-sensitive information properly as the year 2000 approaches. Systems that do not properly recognize and process this information could generate erroneous data or even fail.

PGS has completed its year 2000 assessment, but it has not completed its remediation efforts for some of its computer systems or its development of contingency plans. Accordingly, it cannot assure you that all its systems and applications will continue without interruption due to the year 2000 problem. If some of its systems and applications do not comply in a timely manner and if it is unable to develop adequate contingency plans for its various business units, the year 2000 issue could have a material adverse effect on its operations.

If PGS cannot keep its vessels and other equipment utilized, its operating results will be adversely impacted.

PGS' businesses are capital intensive and generally require significant investments in vessels and processing, seismic and other equipment. As a result, PGS incurs relatively high fixed costs in its operations. If PGS cannot keep its vessels and other equipment utilized, its operating results will be adversely impacted.

Because PGS generates revenues and incurs expenses in various currencies, exchange rate fluctuations and devaluations could have a material impact on its results of operations.

Currency exchange rate fluctuations and currency devaluations could have a material impact on PGS' results of operations from time to time. Although PGS undertakes hedging activities in an attempt to reduce the risks of currency fluctuations, these activities do not provide complete protection from losses.

PGS' debt agreements may limit its flexibility in responding to changing market conditions or in pursuing business opportunities.

PGS' debt agreements contain restrictions and requirements relating to, among other things:

- the issuance of additional indebtedness
- the maintenance of financial ratios
- the encumbrance of assets
- the sale of assets
- the payment of dividends
- mergers

These restrictions and requirements may limit PGS' flexibility in responding to changing market conditions or in pursuing business opportunities that it believes would have a positive effect on its business.

Because PGS is a foreign company and many of its directors and executive officers are not residents of the United States, you may have difficulty suing PGS or those persons and obtaining or enforcing judgments against PGS or those persons.

PGS is incorporated in the Kingdom of Norway, and many of its current directors and executive officers do not reside in the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States. As a result, you may have difficulty:

- suing PGS or its directors and executive officers in the United States
- obtaining a judgment in Norway in an original action based solely on United States federal securities laws
- enforcing in Norway judgments obtained in the United States courts that are based upon the civil liability provisions of the United States federal securities laws

Risk Factors Relating to PGS' Debt Securities

PGS is a holding company and depends on its subsidiaries for funds.

PGS is organized as a holding company that owns subsidiary companies. Its subsidiary companies conduct substantially all of its business. The holding company structure results in two principal risks:

- PGS' subsidiaries may be restricted by contractual provisions or applicable laws from providing it the cash that it needs to pay parent company debt service obligations, including payments on the junior subordinated debt securities
- in any liquidation, reorganization or insolvency proceeding involving PGS, your claim as a holder of trust preferred securities, which represents in effect an interest in junior subordinated debt securities, will be effectively junior to the claims of holders of any indebtedness or preferred stock of PGS' subsidiaries

The indenture does not significantly limit PGS' ability to issue more debt.

The indenture relating to the junior subordinated debt securities does not limit or restrict the amount of other indebtedness or securities that may be issued by PGS or its subsidiaries.

Forward-Looking Information

Some of the statements contained in this prospectus under the caption "Risk Factors," and some of the statements included in the documents that we have incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

- address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future
- are based on assumptions and analyses that we have made and that we believe are reasonable under the circumstances when made
- are based on many risks, uncertainties and other factors, most of which are beyond our control

Any one of these factors, or a combination of these factors, could materially affect PGS' future results of operations and whether the forward-looking statements ultimately prove to be accurate. These forward-looking statements are not guarantees of PGS' future performance, and its actual results and future developments may differ materially from those projected in the forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have

incorporated by reference. We will not update these statements unless the securities laws require us to do so. Please read "Risk Factors."

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, PGS will use the net proceeds from the sale of junior subordinated debt securities to a trust for general corporate purposes. These purposes may include:

- repayments or refinancings of debt
- working capital
- capital expenditures
- investments in its multi-client data library
- acquisitions
- repurchases or redemptions of debt securities

Each trust will use all proceeds from the sale of the preferred securities and the common securities to purchase PGS' junior subordinated debt securities.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,				
	1999	1998	1997	1996	1995	1994
Ratio of earnings to fixed charges	—	1.73x	2.26x	2.09x	2.18x	3.29x

For purposes of calculating the ratio of earnings to fixed charges, "earnings" means income before extraordinary losses, plus income taxes and fixed charges. Fixed charges include interest on indebtedness, amortization of deferred financing costs and that portion of lease expense (one-third) that is deemed to be representative of an interest factor. The ratio includes amounts from PGS, all of PGS' majority-owned subsidiaries and PGS' proportionate share of pretax losses of any equity investees for which PGS has guaranteed the debt. For the nine months ended September 30, 1999, PGS' earnings were inadequate to cover fixed charges by $43.6 million. Earnings for the nine months ended September 30, 1999 include $89.9 million of unusual items, including employee termination costs, lease termination/revision costs, derigging costs and equipment impairments directly related to restructured operations as well as asset impairments related to current market conditions. If these unusual items were excluded, the ratio of earnings to fixed charges would have been 1.34x.

Included in earnings for 1994 was a nonrecurring gain of $14.2 million before income taxes related to the sale of PGS' Geoteam subsidiary. If that gain had not been included, the ratio of earnings to fixed charges for 1994 would have been 2.71x.

The Trusts

Each of the trusts is created under the Delaware Business Trust Act and will be governed by a declaration of trust among the trustees of each trust, PGS and one of its subsidiaries. Each declaration will be qualified under the Trust Indenture Act of 1939.

We have summarized selected provisions of the declarations below. This summary is not complete. For a complete description, we encourage you to read the applicable form of declaration, which we have filed with the SEC. Please read "Where You Can Find More Information."

The address of the principal office of each trust is 16010 Barker's Point Lane, Houston, Texas 77079, and the telephone number of each trust at that address is (281) 589-7935.

Securities of Each Trust

When a trust issues its preferred securities, you and the other holders of the preferred securities will own all of the issued and outstanding preferred securities of the trust. PGS or one of its subsidiaries will acquire all of the issued and outstanding common securities of each trust, representing an undivided beneficial interest in the assets of each trust of at least 3%. The preferred securities will be substantially identical to the common securities and will rank equally with the common securities, except that

- if an event of default under the declaration of trust occurs and is continuing, the holders of preferred securities will have the right to receive payments before the holders of the common securities receive payments
- the holders of common securities have the exclusive right to appoint, remove or replace the trustees and to increase or decrease the number of trustees

Each trust will exist primarily for the purposes of

- issuing its preferred and common securities
- investing the proceeds from the sale of its securities in PGS' junior subordinated debt securities
- engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding PGS' junior subordinated debt securities

The rights of the holders of the preferred securities of a trust, including economic rights, rights to information and voting rights, will be contained in and governed by the applicable declaration of trust, the Delaware Business Trust Act and the Trust Indenture Act of 1939.

Powers and Duties of Trustees

The number of trustees of each trust will initially be five. Three of the trustees will be individuals who are officers or employees of PGS or one of its subsidiaries. The fourth trustee will be Chase Bank of Texas, National Association, which will serve as the property trustee under the declaration of trust for purposes of the Trust Indenture Act of 1939. The fifth trustee will be Chase Manhattan Bank Delaware, which has its principal place of business in the State of Delaware.

The property trustee will own and hold for your benefit PGS' junior subordinated debt securities purchased by a trust. The property trustee will also

- generally exercise the rights, powers and privileges of a holder of junior subordinated debt securities
- maintain exclusive control of a segregated non-interest bearing bank account to hold all payments on the junior subordinated debt securities
- promptly make distributions to the holders of the trust securities out of funds from the property account.

Chase Bank of Texas, National Association, acting in its capacity as guarantee trustee, will hold for your benefit a preferred securities guarantee, which will be separately qualified under the Trust Indenture Act of 1939.

Because PGS or one of its subsidiaries will own all of the common securities of each trust, PGS or that subsidiary will have the exclusive right to appoint, remove or replace trustees and to increase or decrease the number of trustees. In most cases, there will be at least five trustees. The term of a trust will be described in the applicable prospectus supplement, but may dissolve earlier as provided in the applicable declaration of trust.

The duties and obligations of the trustees of a trust will be governed by the declaration of that trust, the Delaware Business Trust Act and the Trust Indenture Act of 1939.

Books and Records

The books and records of each trust will be maintained at the principal office of the trust and will be open for inspection by each holder of preferred securities of the trust or any authorized representative for any purpose reasonably related to the holder's interest in the trust during normal business hours.

The Property Trustee

The property trustee, for the benefit of the holders of the trust securities, generally will exercise all rights under the indenture for the holders of the junior subordinated debt securities deposited in the trust as trust assets, including the right to enforce PGS' obligations under the junior subordinated debt securities upon the occurrence of an event of default under the indenture.

If PGS extends the interest payment period for the related junior subordinated debt securities held by a trust and, as a result, the trust does not make distributions, the property trustee will not be able to enforce the payment of distributions on the preferred securities until an event of default under the declaration of trust has occurred. If an event of default under the declaration of trust has occurred and is continuing, then the holders of at least a majority of outstanding preferred securities of a trust may direct the property trustee for such trust or the guarantee trustee, as the case may be, to enforce the available remedies under the related declaration of trust and preferred securities guarantee. If the property trustee fails to enforce its rights under the applicable series of junior subordinated debt securities, you may provide written notice to the property trustee that you will enforce those rights and, 30 days after submitting that request, you may enforce those rights directly against PGS without first instituting any legal proceeding against the property trustee or any other person.

If an event of default under the applicable declaration of trust has occurred and is continuing and results from PGS' failure to make payments on the applicable series of junior subordinated debt securities when due, then you may directly institute a proceeding to enforce payment of the principal of, any premium or interest on or any additional amounts payable with respect to the applicable series of junior subordinated debt securities in an amount corresponding to the aggregate liquidation amount of your preferred securities. If you bring any such direct action, PGS will be entitled to your rights under the applicable declaration of trust to the extent of any payment made by PGS to you. ***Except as expressly provided in the preceding sentences or in the applicable prospectus supplement, you will not be able to exercise directly any other remedy available to the holders of the applicable series of junior subordinated debt securities.***

Events of Default

If an event of default under the junior subordinated debt indenture occurs and is continuing, an event of default under the related declaration of trust will occur and be continuing. In that case, each declaration of trust provides that the holders of common securities will waive any such event of default under the declaration of such trust until all events of default under the declaration of such trust relating to the preferred securities of the trust have been cured, waived or otherwise eliminated. Until all such events of default under the declaration of such trust relating to the preferred securities have been cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities, and only the holders of the preferred securities will have the right to direct the property trustee as to some matters under the declaration and under the indenture relating to the junior subordinated debt securities.

If the holders of the preferred securities of a trust waive any event of default under the declaration of trust as provided in the declaration, the holder of the common securities will also be bound by the waiver without any further act, vote or consent. The property trustee will notify you of any notice of default relating to the junior subordinated debt securities, unless such default has been cured before the giving of

such notice or the property trustee in good faith determines that the withholding of such notice is in your interests.

Debts and Obligations

In each declaration of trust, PGS has agreed to pay all debts and obligations, other than payments on the related trust securities, and all costs and expenses of the applicable trust, including the fees and expenses of its trustees and any taxes and all costs and expenses of the trust. PGS will not pay withholding taxes of the trust except to the extent we describe in the prospectus supplement. PGS' obligations under each declaration of trust will benefit, and will be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed whether or not such creditor has received notice of PGS' contractual obligation. Any such creditor may enforce these obligations directly against PGS, and PGS has irrevocably waived any right or remedy to require that any such creditor take any action against any trust or any other person before proceeding against PGS. PGS will be subrogated to all rights of a trust relating to any amounts paid to any creditor by PGS.

Description of the Preferred Securities

Terms

Each trust may issue only one series of preferred securities. The terms of the preferred securities will include those stated in the amended and restated declaration of trust and those made a part of that declaration by the Trust Indenture Act of 1939. For a complete description of the preferred securities, we encourage you to read the prospectus supplement and the amended and restated declaration of trust, a form of which we have filed with the SEC. Please read "Where You Can Find More Information."

PGS will guarantee the preferred securities on a subordinated basis to the extent described under "Description of the Preferred Securities Guarantees."

The prospectus supplement relating to preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

- the designation of the preferred securities
- the number of preferred securities issued by the trust
- the annual distribution rate, the distribution payment dates, the record dates for distribution payments and the additional amounts, if any, that may be payable with respect to the preferred securities
- whether distributions will be cumulative and compounding and, if so, the dates from which distributions will be cumulative or compounded
- the amounts that will be paid out of the assets of the trust to the holders of preferred securities upon dissolution, winding-up or termination of the trust
- any repurchase or redemption provisions
- any additional voting rights of the preferred securities
- terms for any conversion or exchange of the junior subordinated debt securities or the preferred securities into other securities
- any rights to defer distributions on the preferred securities by extending the interest payment period on the junior subordinated debt securities

We also will describe in the prospectus supplement the material United States federal income and Norwegian tax considerations applicable to any offering of preferred securities.

Voting

You will have limited voting rights, relating only to the modification of the preferred securities and the exercise of a trust's rights as holder of the junior subordinated debt securities and the preferred securities guarantee. You will not be able to appoint, remove or replace trustees or to increase or decrease the number of trustees, because these rights will be vested exclusively in the holder of the common securities of the trust.

Distributions

Under each declaration, the property trustee must make distributions on the preferred securities of a trust to the extent that the property trustee has cash on hand in the applicable property account to permit such payment. The only funds available for distribution to the holders of the preferred securities of a trust will be those received by the property trustee on the junior subordinated debt securities. If PGS does not make payments on the junior subordinated debt securities, the property trustee will not make corresponding distributions on the preferred securities. Under each declaration, if and to the extent PGS does make payments on the junior subordinated debt securities, the property trustee will be obligated to make distributions on the preferred and common securities of such trust on a pro rata basis.

PGS will guarantee payment of distributions on the preferred securities of a trust as and to the extent described under "Description of the Preferred Securities Guarantees." A preferred securities guarantee covers distributions and other payments on the applicable preferred securities only if and to the extent that PGS has made a payment to the property trustee on the applicable junior subordinated debt securities. If an event of default under the related declaration has occurred and is continuing, any funds available to make payments will be paid first to you and the other holders of the preferred securities pro rata based on the aggregate liquidation amount of preferred securities held by you and other holders in relation to the aggregate liquidation amount of all the outstanding preferred securities. In that case, the holder of common securities of a trust would receive payments only after satisfaction of all amounts owed to the holders of preferred securities.

Record Holders

The trustees of a trust may treat the registered owners of the preferred securities as the holders for purposes of receiving distributions and for all other purposes. Preferred securities will be issued in fully registered form. Unless we inform you otherwise in a prospectus supplement, preferred securities will be represented by one or more global certificates registered on the books and records of such trust in the name of a depositary or its nominee. Under each declaration:

- the trust and its trustees will be entitled to deal with the depositary for all purposes, including the payment of distributions and receiving approvals, votes or consents under the related declaration. Except for provisions in the related declaration dealing with the issuance of definitive certificates representing the preferred securities, the trust and its trustees will not have any obligation to persons owning a beneficial interest in preferred securities registered in the name of and held by the depositary or its nominee

- the rights of beneficial owners of preferred securities will be exercised only through the depositary and will be limited to those established by law and agreements with the depositary and/or its participants

The depositary will receive all notices and communications to, and all distributions on, preferred securities that are registered in the name of and held by a depositary or its nominee. PGS will disclose in the applicable prospectus supplement the specific terms of the depositary arrangement for the preferred securities of a trust.

Description of the Preferred Securities Guarantees

PGS will fully and unconditionally guarantee on a subordinated basis payments on the preferred securities as described in this section. This guarantee covers the following payments:

- periodic cash distributions on the preferred securities out of funds held by the property trustee of the trust
- payments on liquidation of each trust
- payments on redemption of preferred securities of each trust

Chase Bank of Texas, National Association, as guarantee trustee, will hold the guarantee for the benefit of the holders of preferred securities.

We have summarized selected provisions of the guarantees below. This summary is not complete. For a complete description, we encourage you to read the guarantee, a form of which we have filed with the SEC. Please read "Where You Can Find More Information."

PGS will irrevocably and unconditionally agree to pay you in full the following amounts to the extent not paid by the trust:

- any accumulated and unpaid distributions and any additional amounts with respect to the preferred securities and any redemption price for preferred securities called for redemption by the trust, if and to the extent that PGS has made corresponding payments on the junior subordinated debt securities to the property trustee of the trust
- payments upon the dissolution, winding-up or termination of the trust equal to the lesser of:
  - the liquidation amount plus all accumulated and unpaid distributions and additional amounts on the preferred securities to the extent the trust has funds legally available for those payments and
  - the amount of assets of the trust remaining legally available for distribution to the holders of preferred securities in liquidation of the trust

PGS will not be required to make these liquidation payments if:

- the trust distributes the junior subordinated debt securities to the holders of preferred securities in exchange for their preferred securities or
- the trust redeems the preferred securities in full upon the maturity or redemption of the junior subordinated debt securities

PGS may satisfy its obligation to make a guarantee payment either by making payment directly to the holders of preferred securities or to the guarantee trustee for remittance to the holders or by causing the applicable trust to make the payment to them.

Each guarantee is a guarantee from the time of issuance of the applicable series of preferred securities. **The guarantee only covers, however, distributions and other payments on preferred securities if and to the extent that PGS has made corresponding payments on the junior subordinated debt securities to the applicable property trustee. If PGS does not make those corresponding payments on the junior subordinated debt securities, the trust will not have funds available for payments and that trustee will not make distributions on the preferred securities.**

PGS' obligations under the declaration of trust for each trust, the guarantees, the junior subordinated debt securities and the associated indenture taken together will provide a full and unconditional guarantee on a subordinated basis of payments due on the preferred securities.

Covenants of PGS

In each guarantee, PGS will agree that, as long as any preferred securities issued by the applicable trust are outstanding, PGS will not make the payments and distributions described below if:

- it is in default on its guarantee payments or other payment obligations under the related guarantee
- any event of default under the applicable declaration of trust has occurred and is continuing or
- PGS has elected to defer payments of interest on the related junior subordinated debt securities by extending the interest payment period and that deferral period is continuing

In these circumstances, PGS will agree that it will not:

- declare or pay any dividends on its share capital or redeem, purchase, acquire or make a distribution or liquidation payment with respect to its share capital other than:
  - dividends or distributions in its share capital or options, warrants or rights to subscribe for or purchase its share capital
  - transactions relating to a shareholders' rights plan
  - as a result of a reclassification of its share capital or the exchange or conversion of one class or series of its share capital for another class or series of its share capital
  - the payment of accrued dividends and the purchase of fractional share interests upon conversion or exchange of share capital
  - purchases of its share capital related to benefit plans, dividend reinvestment plans or stock purchase plans
- make any payments on or repay, repurchase or redeem any debt security that ranks equally with or junior to the junior subordinated debt securities
- make any guarantee payments on any guarantee by PGS of the debt security of any of its subsidiaries, other than a payment under a guarantee related to a series of the trust preferred securities, if that guarantee ranks equally with or junior to the junior subordinated debt securities

In addition, as long as preferred securities issued by any trust are outstanding, PGS will agree that it will:

- remain the sole direct or indirect owner of all the outstanding common securities of that trust, except as permitted by the applicable declaration of trust
- permit the common securities of that trust to be transferred only as permitted by the declaration of trust
- use reasonable efforts to cause that trust to continue to be treated as a grantor trust that is not a foreign trust for United States federal income tax purposes, except in connection with a distribution of junior subordinated debt securities to the holders of preferred securities as provided in the declaration of trust, in which case the trust would be dissolved

Amendments and Assignment

PGS and the guarantee trustee may amend each guarantee without the consent of any holder of preferred securities if the amendment does not adversely affect the rights of the holders in any material respect. In all other cases, PGS and the guarantee trustee may amend each guarantee only with the prior approval of the holders of at least a majority of outstanding preferred securities issued by the applicable trust. The manner in which PGS will obtain that approval will be described in the prospectus supplement.

PGS may assign its obligations under the guarantees only in connection with a consolidation, merger or asset sale involving PGS permitted under the indenture governing the junior subordinated debt securities.

Termination of the Guarantee

A guarantee will terminate upon:

- full payment of the redemption price of all preferred securities of the applicable trust
- distribution of the junior subordinated debt securities, or any securities into which those debt securities are convertible, to the holders of the preferred securities and common securities of that trust in exchange for all the securities issued by that trust or
- full payment of the amounts payable upon liquidation of that trust

Each guarantee will, however, continue to be effective or will be reinstated if any holder of preferred securities must repay any amounts paid on those preferred securities or under the guarantee.

Status of the Guarantee

PGS' obligation under each guarantee to make guarantee payments will be:

- unsecured
- subordinated and junior in right of payment to all its senior liabilities and guarantees relating to those liabilities
- senior to share capital issued by PGS

PGS' obligations under each guarantee will rank equally with obligations under other securities (other than share capital) PGS may issue from time to time and other guarantee agreements that PGS may enter into from time to time if both:

- the guarantee agreements provide for comparable guarantees by PGS of payment on preferred securities issued by other trusts or financing vehicles of PGS and
- the debt relating to those preferred securities is junior subordinated, unsecured indebtedness of PGS

PGS' obligations under each guarantee will be effectively junior to all debt and preferred stock of its subsidiaries. **By your acceptance of the preferred securities, you agree to the subordination provisions and other terms of the related guarantee.**

Each guarantee will be deposited with the guarantee trustee to be held for your benefit. The guarantee trustee will have the right to enforce the guarantee on your behalf. In most cases, the holders of a majority of outstanding preferred securities issued by the applicable trust will have the right to direct the time, method and place of:

- conducting any proceeding for any remedy available to the applicable guarantee trustee or
- exercising any trust or other power conferred upon that guarantee trustee under the applicable guarantee

Each guarantee will constitute a guarantee of payment and not merely of collection. This means that the guarantee trustee may institute a legal proceeding directly against PGS to enforce the payment rights under the guarantee without first instituting a legal proceeding against any other person or entity.

If the guarantee trustee fails to enforce the guarantee or PGS fails to make a guarantee payment, you may institute a legal proceeding directly against PGS to enforce your rights under that guarantee without first instituting a legal proceeding against the applicable trust, the guarantee trustee or any other person or entity.

Periodic Reports Under Guarantee

PGS will be required to provide annually to the guarantee trustee a statement as to its performance of its obligations and its compliance with all conditions under the guarantee.

Duties of Guarantee Trustee

The guarantee trustee normally will perform only those duties specifically set forth in the applicable guarantee. The guarantee does not contain any implied covenants. If a default occurs on a guarantee, the guarantee trustee will be required to use the same degree of care and skill in exercise of its powers under the guarantee as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. The guarantee trustee will exercise any of its rights or powers under the guarantee at the request or direction of holders of the applicable series of preferred securities only if it is offered security and indemnity satisfactory to it.

Governing Law

New York law will govern the guarantees.

Description of the Junior Subordinated Debt Securities

PGS may issue to a trust from time to time one or more series of junior subordinated debt securities under an indenture dated as of June 22, 1999 between it and Chase Bank of Texas, National Association, as indenture trustee. The indenture does not limit the amount of debt securities that PGS may issue under the indenture or the amount of additional debt that PGS or any of its subsidiaries may incur. PGS will issue only one series of junior subordinated debt securities to each trust.

We have summarized selected provisions of the indenture and the junior subordinated debt securities below. This summary is not complete. For a complete description, we encourage you to read the indenture, which we have filed with the SEC. Please read "Where You Can Find More Information."

Ranking

The junior subordinated debt securities will be the unsecured junior subordinated obligations of PGS. In any liquidation, reorganization or insolvency proceeding involving PGS, the rights of PGS and its creditors, including the holders of junior subordinated debt securities, will be effectively junior to the claims of holders of any debt or preferred stock of PGS' subsidiaries. For a more detailed description of the subordination provisions of the junior subordinated debt securities, please read " — Subordination" below.

Subsequent Distribution to Holders of Trust Securities

If PGS issues junior subordinated debt securities to a trust in connection with the issuance of preferred and common securities by that trust, those junior subordinated debt securities subsequently may be distributed to the holders of the preferred and common securities either:

- upon the dissolution of the trust or
- upon the occurrence of events that we will describe in the prospectus supplement

Terms

The prospectus supplement will include specific terms relating to the junior subordinated debt securities. These terms will include some or all of the following:

- the designation of the securities
- the total principal amount of the securities
- the purchase price of and any premium on the securities
- the date or dates, if any, on which the principal of the securities will be payable and the right to shorten, extend or defer the dates

- the interest rate, whether fixed or variable, the date from which interest will accrue, interest payment dates and record dates for interest payments
- any right to extend or defer the interest payment periods and the duration of the extension
- whether interest payments will be cumulative and compounding and, if so, the dates from which interest payments will be so cumulative or compounded
- any provisions for redemption
- any provisions that would obligate PGS to redeem or purchase the securities
- any provisions for exchange, conversion or prepayment of the securities
- whether and under what circumstances PGS will pay any additional amounts on the securities and whether PGS will have the option to redeem the securities rather than pay the additional amounts
- whether payments on the securities will be made without deduction for taxes, assessments or governmental charges
- the form of the securities
- any changes or additions to the events of default or covenants described in this prospectus
- whether PGS will issue the securities in the form of one or more global securities and the identity of any depositary
- the places where you can receive any payments on the securities, present the securities for registration of transfer or exchange and make any notices and demands to PGS concerning the securities
- the portion of the principal amount of the securities that will be payable if the maturity is accelerated, if other than the entire principal amount
- any additional means of defeasance of the securities, any additional conditions or limitations to defeasance of the securities or any changes to those conditions or limitations
- the identity of any paying agent

Unless we inform you otherwise in the prospectus supplement, PGS will issue the junior subordinated debt securities:

- in United States dollars
- in fully registered form
- without coupons

Holders of junior subordinated debt securities may present them for exchange and for transfer as described in the indenture and the prospectus supplement. PGS will not charge a service charge for any registration of transfer or exchange of the debt securities. PGS may, however, require the payment of any tax or other governmental charge payable for that registration.

PGS may sell the junior subordinated debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax and Norwegian tax consequences and other special considerations.

Subordination

Payment of principal of, any premium and interest on the junior subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt of PGS.

The subordinated indenture generally provides that no payment of principal, any premium or interest on the junior subordinated debt securities may be made if PGS fails to pay the principal, premium, interest or any other amounts on any senior debt when due, whether at maturity or acceleration of maturity. This restriction on payment will continue until the default has been cured or waived or has ceased to exist or until PGS has discharged or paid the senior debt in full.

If the maturity of the junior subordinated debt securities is accelerated, PGS will make no payments on those debt securities until the holders of all senior debt are paid all principal, premium and interest then due in full, including any amounts due upon acceleration. If PGS pays any amount or distributes any assets to creditors in a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, all senior debt will be paid first before any payment is made on the junior subordinated debt securities.

The subordination does not affect PGS' obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the junior subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the indenture.

The indenture will not limit the amount of senior debt that PGS may incur. As a result of the subordination of the junior subordinated debt securities, if PGS became insolvent, holders of junior subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, the term "senior debt" means the principal of and any premium and interest on "debt" of PGS, but excludes any debt that:

- is without recourse
- states that it is subordinated to or ranks equal with the junior subordinated debt securities

Unless we inform you otherwise in the prospectus supplement, the term "debt" means:

- indebtedness for borrowed money
- obligations evidenced by bonds, debentures, notes or similar instruments
- undrawn obligations relating to letters of credit or similar instruments, other than standby letters of credit and bid or performance bonds issued in the ordinary course of business
- reimbursement obligations relating to drawn letters of credit and similar instruments described in the preceding item if the drawing is reimbursed within 30 business days following demand for reimbursement
- obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business
- capitalized lease obligations
- debt of a third party secured by a lien on any asset of PGS
- debt of others guaranteed by PGS to the extent of the guarantee
- obligations for claims under derivative products

Indenture Events of Default

The following are events of default with respect to a series of junior subordinated debt securities:

- failure to pay interest or any additional amounts on that series of securities for 30 days, unless PGS has validly extended the interest payment period
- failure to pay principal of or any premium on that series of securities when due
- failure to deposit any sinking fund payment for 30 days
- failure to comply in any material respect with any other covenant or agreement in the indenture for that series of securities (other than an agreement or covenant that is included in the indenture solely for the benefit of other series of junior subordinated debt securities) for 90 days after written notice by the indenture trustee or by the holders of at least 25% in principal amount of the outstanding securities of that series
- bankruptcy, insolvency or reorganization events

If an event of default for any series of junior subordinated debt securities occurs and is continuing, the indenture trustee or the holders of at least 25% in principal amount of the junior subordinated debt securities of the series affected by the default may declare the principal of those securities to be due and payable. That declaration of acceleration will occur automatically if the event of default relates to bankruptcy, insolvency or reorganization events. The holders of a majority in principal amount of the outstanding junior subordinated debt securities of the series affected by the default may rescind the accelerated payment requirement and waive the default if PGS:

- has cured the default and
- has deposited with the indenture trustee an amount sufficient to pay all matured installments of principal and any premium, except those caused by the acceleration, and any interest and additional amounts

If required by the declaration of trust, any rescission may be subject to the consent of the holders of the preferred securities and common securities.

In most cases, holders of a majority in principal amount of the outstanding junior subordinated debt securities of a series may direct the time, method and place of:

- conducting any proceeding for any remedy available to the indenture trustee or
- exercising any trust or power conferred on the indenture trustee with respect to that series

The holders of a majority in principal amount of the outstanding junior subordinated debt securities of a series may waive any past default with respect to those securities. Those holders may waive any default in the payment of principal, premium, interest or any additional amounts, however, only if PGS:

- has cured the default and
- has deposited with the indenture trustee an amount sufficient to pay all matured installments of principal and any premium, except those caused by acceleration, and any interest and additional amounts

In addition, those holders may not waive any call for redemption of the junior subordinated debt securities of that series.

The indenture requires PGS to file annually with the indenture trustee a certificate as to its compliance with the conditions and covenants contained in the indenture.

An event of default under the indenture for a series of junior subordinated debt securities will constitute an event of default under the declaration of trust for the applicable series of preferred securities. A holder of preferred securities may directly institute a proceeding against PGS for enforcement of payment to that holder of its pro rata share of principal, premium, interest or any additional amounts if:

- an event of default under the applicable declaration of trust has occurred and is continuing and
- that event of default is attributable to PGS' failure to pay principal, any premium, interest or additional amounts on the applicable series of junior subordinated debt securities when due

In any such proceeding, PGS will be subrogated to the rights of the holder under the applicable declaration of trust to the extent of any payment PGS makes to the holder in the proceeding. Except as described in the preceding sentences or in the prospectus supplement, the holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debt securities.

Modification of the Indenture

PGS and the indenture trustee may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding junior subordinated debt securities of all series issued under the indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each junior subordinated debt security affected, however, no amendment or supplement may:

- extend the fixed maturity of the security
- reduce the principal amounts of the security
- reduce the rate of or extend the time for payment of interest on the security
- reduce any premium payable on the redemption of the security
- reduce the amount of securities whose holders must consent to an amendment, supplement or waiver
- impair the holder's right to receive payments on the security or to institute suit for the enforcement of any payment on the security
- make any change in this provision for modification
- change any obligation to pay additional amounts on any security
- impair the right of any holder to convert or exchange a security for any other security, if the securities are so convertible or exchangeable

PGS and the indenture trustee may amend or supplement the indenture without the consent of any holders of junior subordinated debt securities:

- to provide for the assumption of PGS' obligations under the indenture by a successor upon any merger, consolidation or asset transfer
- to add covenants, restrictions, conditions, defaults or provisions for the protection of the holders of the securities
- to cure any ambiguity or to correct or supplement any defect or inconsistency
- to change any provision of the indenture effective after there are no outstanding securities of any series entitled to the benefit of that provision
- to provide for the issuance of securities in coupon form
- to provide for the acceptance of a successor or another trustee

- to qualify or maintain the qualification of the indenture under the Trust Indenture Act of 1939
- to establish the form or terms of a series of securities
- to make any change that does not adversely affect the rights of any holder of securities in any material respect

Book-Entry and Settlement

PGS may issue the junior subordinated debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. The prospectus supplement will describe:

- any circumstances under which beneficial owners may exchange their interests in a global debt security for certificated junior subordinated debt securities of the same series with the same total principal amount and the same terms
- the manner in which PGS will pay principal of and any premium and interest on a global debt security
- the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security

Consolidation, Merger and Sale

PGS has agreed that it will consolidate with or merge into any entity or transfer or dispose of all or substantially all of its assets to any entity only if:

- PGS is the continuing corporation, or
- if PGS is not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction, the Kingdom of Norway or any member state of the European Union and assumes all of PGS' obligations under the indenture and the junior subordinated debt securities, and
- in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing

Defeasance and Discharge

When we use the term defeasance, we mean discharge from the obligations under the indenture. PGS will be discharged from its obligations with respect to the junior subordinated debt securities of a series if:

- PGS deposits with the indenture trustee funds or government securities sufficient to make payments on the junior subordinated debt securities of that series on the dates those payments are due and payable
- no event of default with respect to the junior subordinated debt securities of that series has occurred and is continuing on the date of deposit
- no event or condition under the subordination provisions described above prevents PGS from making payments on the debt securities of that series on the date of the deposit
- certain other conditions are satisfied

Unless we inform you otherwise in the prospectus supplement, PGS also will be required to deliver to the indenture trustee a U.S. Internal Revenue Service ruling or an opinion of counsel that the deposit and related defeasance would not cause the holders of the junior subordinated debt securities to recognize income, gain or loss for United States federal income tax purposes.

In addition, the indenture will cease to be of further effect with respect to junior subordinated debt securities of a series when either:

- PGS has paid the principal of, any premium and interest on and any additional amounts payable with respect to all the outstanding debt securities of that series when due
- PGS has delivered all outstanding debt securities of that series to the indenture trustee for cancellation or
- both
  - (a) all outstanding debt securities of that series not delivered to the indenture trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year, and
  - (b) PGS deposits with the indenture trustee funds or government securities sufficient to make payments on the junior subordinated debt securities of that series on the dates those payments are due and payable

For this provision to apply, PGS also must pay all other sums payable by it under the indenture.

If PGS defeases a series of junior subordinated debt securities or if the indenture ceases to be of further effect with respect to a series of junior subordinated debt securities, the holders of those debt securities will not be entitled to the benefits of the indenture, except for those benefits relating to:

- PGS's obligations:
  - to register the transfer or exchange of debt securities
  - to replace stolen, lost or mutilated debt securities
  - to maintain paying agencies and hold moneys for payment in trust
  - if the debt securities are convertible into other securities, to deliver those securities upon conversion
- the rights of the holders of debt securities to receive payments when due (but not upon acceleration)
- the rights, obligations and duties of the trustee
- the rights of the holders of debt securities to payment from property deposited with the trustee

Governing Law

New York law will govern the indenture and the junior subordinated debt securities.

Information About the Indenture Trustee

Chase Bank of Texas, National Association, will be the trustee under the indenture. Its address is 600 Travis, Suite 1150, Houston, Texas 77002.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any junior subordinated debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

The indenture contains limitations on the right of the trustee, if the trustee becomes one of PGS' creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with PGS. If the trustee acquires any conflicting interest, however, it must eliminate that conflict or resign within 90 days after

ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless that default has been cured, waived or otherwise eliminated within the 90-day period.

The trustee serves as the trustee relating to approximately $1.5 billion of PGS' senior unsecured notes as of September 30, 1999 and receives customary fees for its services. An affiliate of the trustee served as an underwriter or initial purchaser in the offerings of some of those notes. Another affiliate of the trustee is the agent for and a lender under PGS' $430 million revolving credit facility. The trustee serves as the property trustee under the declaration of trust and the guarantee trustee under PGS' preferred securities guarantee in connection with the issuance by PGS Trust I of $144 million liquidation amount of its trust preferred securities. An affiliate of the trustee serves as Delaware trustee for PGS Trust I. We expect that the trustee will act as the trustee under PGS' subordinated indenture in connection with any offering by PGS of its subordinated debt securities. Please read "About This Prospectus."

Assignment

PGS may at any time assign any of its rights or obligations under the indenture to an affiliate. PGS will, however, remain liable for all its obligations. PGS also may assign the indenture to a successor in a merger, consolidation or asset sale involving PGS permitted under the indenture.

Plan of Distribution

We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

- the terms of the offering
- the names of any underwriters or agents
- the name or names of any managing underwriter or underwriters
- the purchase price of the securities from us
- the net proceeds to us from the sale of the securities
- any delayed delivery arrangements
- any underwriting discounts, commissions and other items constituting underwriters' compensation
- any initial public offering price
- any discounts or concessions allowed or reallowed or paid to dealers
- any commissions paid to agents

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions

and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

Richards, Layton & Finger, P.A., our special Delaware counsel, will issue opinions about the legality of the preferred securities, the enforceability of the applicable declaration of trust and the creation of the trusts for us. Baker & Botts, L.L.P., our special United States counsel, will issue opinions about the legality of PGS' guarantees and junior subordinated debt securities for us. Wikborg, Rein & Co., our Norwegian legal advisors, and Knut Haavardsen, our general counsel, will issue opinions about matters of Norwegian law in this connection. Baker & Botts, L.L.P. will rely upon Wikborg, Rein & Co. or Knut Haavardsen with respect to all matters of Norwegian law. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of PGS as of December 31, 1998 and 1997 and for the years then ended, incorporated in this prospectus by reference to its Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PGS for the year ended December 31, 1996, incorporated in this prospectus by reference to its Annual Report on Form 20-F for the fiscal year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers DA, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the floating production, storage and offloading operations of Awilco ASA as of September 30, 1997 and December 31, 1996 and for the nine months and the year then ended, respectively, incorporated in this prospectus by reference to PGS' Report on Form 6-K dated November 14, 1997, as amended by its Report on Form 6-K/A dated November 18, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Enforceability of Civil Liabilities

PGS is a joint stock company established under the laws of the Kingdom of Norway. Many of its directors and executive officers and experts named in this prospectus do not reside in the United States or are organized under foreign laws and located outside the United States. All or a substantial portion of the assets of these persons and of PGS are located outside the United States, and you may have difficulty effecting service of process or suing, or enforcing outside of the United States judgments against, these persons or PGS in the United States in any actions, including actions based on the civil liability provisions of the federal securities laws of the United States. The United States and the Kingdom of Norway do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. PGS has been advised by its Norwegian counsel, Wikborg, Rein & Co., that there is substantial doubt whether liabilities based solely on the United States federal securities laws may be enforced in original actions in Norwegian courts and whether judgments of United States courts based on the civil liability provisions of the United States federal securities laws may be enforced in Norwegian courts.

Where You Can Find More Information

PGS provides Citibank, N.A., as depositary under the deposit agreement among PGS, the depositary and all holders from time to time of American Depositary Receipts representing PGS' American Depositary Shares, with annual reports in the English language. These reports include:

- a description of PGS' business operations and
- PGS' annual audited consolidated financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles

PGS also furnishes the depositary in English:

- quarterly reports to shareholders and
- all other materials PGS distributes to its Norwegian shareholders

PGS' quarterly reports include its unaudited interim consolidated condensed financial statements prepared in U.S. dollars in conformity with U.S. generally accepted accounting principles.

After the depositary receives these items, it promptly mails them to all record holders of the PGS American Depositary Receipts registered on its books. The depositary will make, to the extent permitted

by law, these items available for inspection by registered holders of American Depositary Receipts at its principal office, currently located at 111 Wall Street, 5th Floor, New York, New York 10043. As a foreign private issuer, PGS is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

PGS files reports, including annual reports on Form 20-F and reports on Form 6-K, and other information with the SEC under the rules and regulations of the SEC that apply to foreign private issuers. You can read and copy any document PGS files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain information about PGS at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at PGS' Internet web site (*http://www.pgs.com*).

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

Information We Incorporate by Reference

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934 until the offering made by this prospectus terminates. In addition, we may incorporate by reference future filings on Form 6-K by identifying in such forms that they are being incorporated into this prospectus. The documents we incorporate by reference are:

- PGS' Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as amended by PGS' Annual Report on Form 20-F/A dated November 5, 1999

- the description of PGS' share capital contained in its Registration Statement on Form 8-A dated April 14, 1997, as amended by its Report on Form 6-K dated September 28, 1999, as PGS may update that description from time to time

- PGS' Reports on Form 6-K dated November 14, 1997 (as amended by a Report on Form 6-K/A dated November 18, 1997), March 25, 1998, April 30, 1999 (as amended by Reports on Form 6-K/A dated May 10, 1999 and July 21, 1999), June 4, 1999, July 21, 1999 and October 22, 1999

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning PGS at the following address:

Petroleum Geo-Services ASA
16010 Barker's Point Lane
Houston, Texas 77079
Attention: J. Christopher Boswell
Telephone number: (281) 589-7935

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. *Other Expenses of Issuance and Distribution*

The following table sets forth the estimated expenses payable by Petroleum Geo-Services ASA (the "Company") in connection with the offering described in this Registration Statement.

Registration fee	$170,765
Printing expenses	150,000
Accounting fees and expenses	100,000
Legal fees and expenses	150,000
Trustee fees and expenses	25,000
Rating agency fees	250,000
Miscellaneous	54,235
Total	$900,000

ITEM 15. *Indemnification of Directors and Officers*

Norwegian law provides that a director or the chief executive officer of a Norwegian company is liable for any loss or damage he has intentionally or negligently caused the company in the performance of his duties. The shareholders may, by a majority resolution at the general meeting, either hold liable or discharge from liability such director or chief executive officer. Notwithstanding a decision at the general meeting to discharge a person from liability or to reject a proposal to hold a person liable, shareholders owning at least 10% of the share capital may within a limited period of time bring a claim predicated on such liability on behalf of the company.

ITEM 16. *Exhibits**

Exhibit No.	Description of Exhibit
**4.1	— Articles of Association of the Company, as amended (English translation)
4.2	— Deposit Agreement, dated as of May 25, 1993, among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 1 to the Company's Registration Statement on Form F-6, Registration No. 33-61500)
4.3	— First Amendment to Deposit Agreement, dated as of April 24, 1997, among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) of the Company's Registration Statement on Form F-6, Registration No. 333-10856)
4.4	— Form of American Depositary Receipt (included in Exhibit 4.3)
4.5	— Indenture, dated as of April 1, 1998 (the "Senior Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee, in respect of senior debt securities of the Company (incorporated by reference to Exhibit 2.12 of the Company's Annual Report on Form 20-F for the year ended December 31, 1997, File No. 1-14614)
4.6	— Form of Indenture (the "Subordinated Indenture") between the Company and Chase Bank of Texas, National Association, as trustee, in respect of subordinated debt securities of the Company (incorporated by reference to Exhibit 4.6 of the Registration Statement of the Company, PGS Trust I and PGS Trust II on Form F-3, Registration Nos. 333-10348, 333-10348-01 and 333-10348-02)

Exhibit No.		Description of Exhibit
4.7	—	Indenture, dated as of June 22, 1999 (the "Junior Subordinated Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee, in respect of junior subordinated debt securities of the Company (incorporated by reference to Exhibit 2 of the Company's Report on Form 6-K dated July 12, 1999, File No. 1-14614)
4.8.1	—	Declaration of Trust of PGS Trust II (incorporated by reference to Exhibit 4.8.2 of the Registration Statement of the Company, PGS Trust I and PGS Trust II on Form F-3, Registration Nos. 333-10348, 333-10348-01 and 333-10348-02)
**4.8.2	—	Declaration of Trust of PGS Trust III
**4.9	—	Form of Amended and Restated Declaration of Trust
4.10.1	—	Certificate of Trust of PGS Trust II (incorporated by reference to Exhibit 4.10.2 of the Registration Statement of the Company, PGS Trust I and PGS Trust II on Form F-3, Registration Nos. 333-10348, 333-10348-01 and 333-10348-02)
**4.10.2	—	Certificate of Trust of PGS Trust III
**4.11	—	Form of Preferred Security (included in Exhibit 4.9)
**4.12	—	Form of Preferred Securities Guarantee
**5.1	—	Opinion of Knut Haavardsen
**5.2	—	Opinion of Baker & Botts, L.L.P.
**5.3.1	—	Opinion of Richards, Layton & Finger, P.A. relating to PGS Trust II
**5.3.2	—	Opinion of Richards, Layton & Finger, P.A. relating to PGS Trust III
**23.1	—	Consent of PricewaterhouseCoopers LLP
**23.2	—	Consent of PricewaterhouseCoopers LLP
**23.3	—	Consent of PricewaterhouseCoopers DA
**23.4	—	Consent of Knut Haavardsen (included in Exhibit 5.1)
**23.5	—	Consent of Baker & Botts, L.L.P. (included in Exhibit 5.2)
**23.6	—	Consent of Richards, Layton & Finger, P.A. (included in Exhibits 5.3.1 and 5.3.2)
**24.1	—	Powers of Attorney
**25.1	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as trustee under the Senior Indenture, on Form T-1
**25.2	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as trustee under the Subordinated Indenture, on Form T-1
**25.3	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as trustee under the Junior Subordinated Indenture, on Form T-1
**25.4.1	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as property trustee, relating to PGS Trust II, on Form T-1
**25.4.2	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as property trustee, relating to PGS Trust III, on Form T-1
**25.5.1	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as guarantee trustee, relating to PGS Trust II, on Form T-1
**25.5.2	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Chase Bank of Texas, National Association, as guarantee trustee, relating to PGS Trust III, on Form T-1

* The Company will file as an exhibit to a Report on Form 6-K (i) any underwriting agreement relating to securities offered hereby, (ii) the instruments setting forth the terms of any debt securities, (iii) any required opinion of counsel to the Company as to the legality of any securities that may be issuable upon conversion, redemption, exchange or exercise of other securities registered hereunder and (iv) any required opinion of counsel to the Company as to material tax matters relative to securities offered hereby.

** Filed herewith.

ITEM 17. ***Undertakings***

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, *provided* that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed

with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 1999.

PETROLEUM GEO-SERVICES ASA

By: /s/ J. CHRISTOPHER BOSWELL

J. Christopher Boswell
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons, in the capacities indicated on November 5, 1999.

Name	Title
* Reidar Michaelsen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ J. CHRISTOPHER BOSWELL J. Christopher Boswell	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ WILLIAM E. HARLAN William E. Harlan	Vice President and Chief Accounting Officer (Principal Accounting Officer)
* Michael S. Mathews	Director
* Bjarte Bruheim	Director
* Jens Gerhard Heiberg	Director
* Mark G. Frantz	Director
* John R. Milligan	Director
* Jan Aage Strand	Director
* Endre Ording Sund	Director

*By: /s/ J. CHRISTOPHER BOSWELL

J. Christopher Boswell
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, PGS Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 1999.

PGS TRUST II

BY: PETROLEUM GEO-SERVICES ASA,
as Sponsor

By: /s/ J. CHRISTOPHER BOSWELL

J. Christopher Boswell
Senior Vice President and
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, PGS Trust III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 5, 1999.

PGS TRUST III

BY: PETROLEUM GEO-SERVICES ASA,
as Sponsor

By: /s/ J. CHRISTOPHER BOSWELL

J. Christopher Boswell
Senior Vice President and
Chief Financial Officer